FOR IMMEDIATE RELEASE	November 16, 2004

NOVA Chemicals announces intent to form
European Styrenics Joint Venture with BP

Pittsburgh, PA — NOVA Chemicals Corporation today announced it has reached an agreement in principle to merge its European styrenic polymers business into a new 50:50 Joint Venture with BP plc (BP).  The planned Joint Venture is expected to be a leading manufacturer and marketer of styrenic polymers in Europe and will be headquartered in Fribourg, Switzerland.

“The Joint Venture will leverage the existing assets and capabilities of both partners and has the potential to deliver meaningful cost reductions as well as a stronger, broader product line to our customers,” said Jeffrey
M. Lipton, President and Chief Executive Officer of NOVA Chemicals. “We believe this is the best way for us to effectively address an underperforming segment of our business.  The transaction will be cashless and is consistent with our corporate strategy.”

The Joint Venture is expected to generate approximately $1 billion U.S. in revenue from seven manufacturing sites in France, Germany, the Netherlands, Sweden and the United Kingdom.  The new business will offer market-leading styrenic polymers, including some innovative, high-performance solid and expandable polystyrene products.

NOVA Chemicals and BP expect to reach final agreements in early 2005 and commence operations of the Joint Venture in the first half of 2005.  The proposed transaction will be subject to regulatory and other approvals.

NOVA Chemicals is a focused, commodity chemical company that produces ethylene, polyethylene, styrene monomer and styrenic polymers, which are used in a wide range of consumer and industrial goods.  NOVA Chemicals manufactures its products at 18 operating facilities located in the United States, Canada, France, the Netherlands and the United Kingdom.  The company also has five technology centers that support research and development initiatives.  NOVA Chemicals Corporation shares trade on the Toronto and New York stock exchanges under the trading symbol NCX.

Visit NOVA Chemicals on the Internet at www.novachemicals.com.

Media inquiries, please contact:

North America: Greg Wilkinson — Vice President, Public Affairs

Tel: 412.490.4166

Europe: Silke Delpeuch — International Communications Leader

Tel: +41 26 426 5619

Investor Relations inquiries, please contact:

Beth Eckenrode — Vice President, Investor Relations

Tel: 412.490.4331

BP: BP Press Office — London:

Tel: +44 (0) 207 496 4076

Conference Call Information:

NOVA Chemicals will hold a conference call today with President and Chief Executive Officer Jeffrey Lipton for analysts, investors and the media.

Conference Call:	Tuesday, November 16, 2004
11:30 a.m. EST (10:30 a.m. CST; 9:30 a.m. MST; 8:30 a.m. PST)

Dial-In Number:	416.405.9310

Live Web Cast:	Option 1 - The webcast link will be available at www.novachemicals.com — Investor Relations — Events/Presentations

or	Option 2 - The webcast can be accessed live at www.vcall.com (ticker symbol NCX).

Instant Replay:	A replay of the conference call will be available at 416.695.5800 (passcode #3114406) through Tuesday, November 23, 2004

Forward-Looking Information

The information in this news release contains forward-looking statements with respect to NOVA Chemicals, its subsidiaries and affiliated companies.  By their nature, these forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. These risks and uncertainties include: uncertainties associated with the European economies; uncertainties regarding regulatory approvals; uncertainties regarding negotiations and the completion of final documentation; and other risks detailed from time to time in the publicly filed disclosure documents and securities commissions reports of NOVA Chemicals and its subsidiaries or affiliated companies. There can be no assurances that the terms of such joint venture will be acceptable to NOVA Chemicals, or that any such joint venture will be successfully completed or that it will be completed within the anticipated time frame or on the anticipated terms.